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[AETHLON LOGO HERE]     3030 Bunker Hill Street, Suite 4000
                        San Diego, CA  92109
                        858-459-7800
                        858-272-2738 (fax)

August 9, 2006


Via Edgar and Fax (202) 772-9218
--------------------------------


Mr. Gary Todd
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549-0306


Dear Mr. Todd,

Enclosed please find our response to your inquiry dated August 1, 2006 related to our FORM 10-KSB FOR THE FISCAL YEAR ENDED MARCH 31, 2006, filed June 29, 2006 (File No. 000-21846). We understand and appreciate your assistance in our Company's compliance with overall disclosure in this, and all of our filings. Please find our response below and feel free to call me at 858-405-9933 should you have any questions or require any clarification.

     1. WE NOTE THAT YOU INITIALLY ACCOUNTED FOR THE WARRANTS ASSOCIATED WITH THE 10% CONVERTIBLE NOTES AS LIABILITIES UNDER EITF 00-19. WE ALSO SEE THAT YOU LATER RECLASSIFIED THE RECORDED LIABILITY TO PERMANENT EQUITY UPON EFFECTIVENESS OF THE REGISTRATION STATEMENT REQUIRED UNDER THE FINANCING ARRANGEMENT. YOU FURTHER INDICATE THAT "IF THE EFFECTIVENESS OF THE REGISTRATION STATEMENT IS NOT MAINTAINED, THE COMPANY COULD INCUR LIQUIDATED DAMAGES." WE SEE FROM THE RELATED REGISTRATION RIGHTS AGREEMENT THAT LIQUIDATED DAMAGES COULD INVOLVE CASH OR REGISTERED STOCK AND APPEAR TO BE UNCAPPED IN AMOUNT. IN LIGHT OF THE CONTINUING REGISTRATION OBLIGATION, TELL US WHY YOU CONCLUDED THAT RECLASSIFICATION FROM LIABILITY TO EQUITY WAS APPROPRIATE UNDER EITF 00-19. YOUR RESPONSE AND ANALYSIS OF HOW YOU APPLIED THE REQUIREMENTS OF EITF 00-19 SHOULD BE DETAILED AND SPECIFIC.

RESPONSE:
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INTRODUCTION

From the inception of the 10% convertible notes, the Company has accounted for the warrants (the financial instrument) and the registration rights agreement in accordance with View C of EITF 05-04 Issues Summary-- "THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO EITF ISSUE NO. 00-19". In accordance with View C, the Company believes the warrants



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and the registration rights agreement are separate freestanding agreements that should be accounted for separately because they do not meet all of the four criteria specified in DIG K-1. Specifically, the two agreements relate to different risks - the warrant agreement relates to the share price and the liquidated damages penalty relates to the filing of a registration statement and having it declared (or maintained) effective and thus fail one of the four DIG K-1 combining criteria. Consequently, the Company believes it is appropriate to account for the two agreements separately. Accordingly, the warrant was evaluated for proper accounting treatment under the provisions of EITF 00-19 and the registration rights agreement was evaluated under SFAS No. 133. (1)

         1 The Company's registration rights agreement is not indexed to the Company's stock because (a) it is not based on an observable market or index and (b) when the contingent event occurs it can be settled in cash.

ACCOUNTING FOR THE WARRANTS

At the commitment date of the financing transaction, the warrants did not meet all of the criteria for equity classification under EITF 00-19. Specifically, the warrants required settlement in registered shares. Since the Company did not have any uncommitted registered shares to settle the warrant obligation, it classified the warrants as a derivative liability.

The Company then filed a registration statement within the specified period as required by the noteholders. Such registration statement was declared effective in January 2006. Pursuant to paragraph 10 of EITF 00-19 below, the Company re-evaluated the classification of the warrants upon the date the registration statement became effective:

         10. The classification of a contract should be reassessed at each balance sheet date. If the classification required under this Issue changes as a result of events during the period, the contract should be reclassified as of the date of the event that caused the reclassification... There is no limit on the number of times a contract may be reclassified.... If a contract is reclassified from an asset or a liability to equity, gains or losses recorded to account for the contract at fair value during the period that the contract was classified as an asset or a liability should not be reversed.

Thus, the fair value of the warrant liability was estimated up to the date effectiveness was obtained and changes in estimated fair value were charged to the Company's results of operations.

In connection with the effective registration statement, the Company now has 11,500,000 REGISTERED common shares to settle the warrants and conversion feature under the 10% convertible notes and could settle the warrant and related obligations immediately if needed. As a result, when the registration statement became effective in January 2006, the warrants met all of the other criteria necessary for equity classification under paragraphs 19 through 32 of EITF 00-19 and accordingly, the derivative liability was reclassified.


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ACCOUNTING FOR THE SEPARATE REGISTRATION RIGHTS AGREEMENT

The separate registration rights agreement was determined to be a derivative liability in accordance with SFAS No 133 as it is not indexed to the company's common stock. However, de minimis value was ascribed to such derivative liability for the reasons described below. Pursuant to paragraph 5 of the EITF 05-04 Abstract, Task Force members expressed a preference for evaluating a liquidated damages provision based on the probable amount that the issuer would pay rather than the maximum amount. The Company followed this approach and at March 31, 2006, it estimated the probability of lapsed effectiveness as very low. As such, the value ascribed to the registration rights agreement derivative liability at March 31, 2006 was insignificant. The Company based this determination on the following: (1) it had just obtained effectiveness and (2) its evaluation of the probability of an "Event" occurring which could then trigger liquidated damages, as defined in the registration rights agreement.

Liquidated damages are only payable upon the occurrence of such an Event. The four defined Events in the agreement and the Company's conclusion as to the likelihood of each of these events occurring (based on a SFAS No. 5 analysis) is as follows:

     1) A registration statement is not filed on or prior to its respective filing date.

         Evaluation
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         The Company filed the registration statement under the terms agreed upon with the holders within the contractual period. Accordingly, the Company believes the probability of Event 1) above occurring is now remote.

     2) A registration statement filed under the agreement is not declared effective by the SEC on or prior to 90 days from the filing date.

         Evaluation
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         This event also did not occur as the registration statement was declared effective prior to the effectiveness date deadline. Accordingly, the Company believes the probability of Event 2) above occurring is now remote.

     3) After a registration statement is filed with and declared effective by the SEC, such registration statement ceases to be effective as to all registrable securities to which it is required to relate at any time prior to the expiration of the effectiveness period without being succeeded within ten business days by an amendment to such registration statement OR by a subsequent registration statement filed with and declared effective by the SEC.

         Evaluation
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         The Company believes it is within its control to avoid any future lapsing of the registration statement's effectiveness. Additionally, even if such future cessation were to occur in the future, by filing an amendment within 10 days of such cessation, the Company would avoid triggering a liquidated damages penalty. Accordingly, the Company believes the probability of Event 3) above occurring is very low.

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     4)  The Company's common stock shall be delisted or suspended from trading on the New York Stock Exchange, American Stock Exchange, the Nasdaq Stock Market or the Nasdaq OTC Bulletin Board for more than twenty business days.

         Evaluation
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         The Company's common stock is currently listed on the OTC Bulletin
         Board. The Company believes it is within its control to avoid being delisted. Accordingly, the Company believes the probability of Event 4) occurring is very low.

Because of the low likelihood of occurrence of the aforementioned Events, the liquidating damages derivative liability at March 31 2006 was deemed to be insignificant.

At the Staff's request, we will amend the current disclosures in the Company's Form 10-KSB for fiscal year ended March 31, 2006 filed on June 29, 2006, to clarify the positions described above.



Sincerely,

/s/ James W. Dorst
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James W. Dorst
Chief Financial Officer



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